  Exhibit 99.1

NXT ENERGY SOLUTIONS INC.

Consolidated Financial Statements
For the Years ended
December 31, 2020, 2019 and 2018

Amended

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB T2P 4B9
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www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors NXT Energy Solutions Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of NXT Energy Solutions Inc. (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2020, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of operations and its cash flows for each of the years in the three year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company's current and forecasted cash and cash equivalents and short-term investments position is not expected to be sufficient to meet its obligations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities

© 2020 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indicators of impairment for the intellectual property

As discussed in Note 9 to the consolidated financial statements, the Company has $16,285,333 of intellectual property as of December 31, 2020. As discussed in Note 2 to the consolidated financial statements, the Company assesses the recoverability of the intellectual property whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Since the inception of the Company's operations, there has been inconsistency in both the amount and timing of survey project revenue. The Company's assessment of indicators of impairment for the intellectual property includes the consideration of the carrying amount of the Company's net assets to a range of indicative fair values determined using the following inputs and significant assumptions:

- the Company's market capitalization and applying publicly available control premiums for comparable entities, and
- the Company's historical and forecasted survey project revenue and applying publicly available trading revenue multiples for comparable entities.

2

We identified the assessment of indicators of impairment for the intellectual property as a critical audit matter. The inconsistency in survey project revenue indicated a higher risk that the intellectual property may not be recoverable, and therefore involved challenging auditor judgment. The market capitalization control premiums, forecasted survey project revenue and trading revenue multiples assumptions used to determine a range of indicative fair values of the Company net assets were challenging to test as they represented subjective determinations of conditions that were also sensitive to variations. Minor changes to those assumptions could have had a significant effect on the Company's assessment of indicators of impairment. Additionally, the evaluation of the Company's determination of market capitalization control premiums and trading revenue multiples required specialized skills and knowledge.

The following are the primary procedures we performed to address the critical matter. We evaluated the Company's forecasted survey project revenue by comparing to contracted and noncontracted future survey project revenue and related documentation, including Company press releases and board minutes. We involved a valuation professional with specialized skills and knowledge, who assisted in:

- evaluating the Company's determination of the control premiums by comparing management selected control premiums to a range that was independently developed using publicly available market data for comparable entities.
- evaluating the Company's determination of the trading revenue multiples applied to historical and forecasted survey project revenue by comparing management selected trading revenue multiples to a range that was independently developed using publicly available market data from comparable entities.

We have served as the Company's auditor since 2006.

KPMG LLP

Chartered Professional Accountants

Calgary, Canada
March 30, 2021

3

NXT ENERGY SOLUTIONS INC.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	December 31,	December 31,
	2020	2019
Assets
Current assets
Cash and cash equivalents	$2,690,146	$2,858,245
Short-term investments (Note 3)	341,261	3,781,512
Accounts receivable (Note 4)	965,548	1,384,315
Note receivable (Note 5)	-	324,700
Prepaid expenses	77,532	97,132
	4,074,487	8,445,904
Long term assets
Deposits (Note 6)	526,561	535,554
Property and equipment (Note 7)	707,326	677,647
Right of Use Assets (Note 8)	2,415,430	3,063,769
Intellectual property (Note 9)	16,285,333	17,970,067
	$24,009,137	$30,692,941
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Note 10, 24)	$440,538	$448,928
Contract obligations (Note 11)	127,507	131,386
Current portion of lease obligation (Note 13)	773,465	736,408
	1,341,510	1,316,722
Long-term liabilities
Long-term lease obligation (Note 13)	1,896,277	2,669,736
Asset retirement obligation (Note 12)	22,741	21,481
	1,919,018	2,691,217
	3,260,528	4,007,939

Shareholders' equity
Common shares (Note 15): - authorized unlimited
Issued: 64,437,790 (2019 - 64,406,891) common shares	95,327,123	95,313,064
Contributed capital	9,355,716	9,306,493
Deficit (Note 2)	(83,934,230)	(77,934,555)
	20,748,609	26,685,002
	$24,009,137	$30,692,941

Going Concern (Note 1) Commitments (Note 14) Signed "George Liszicasz" Director	Signed "Bruce G. Wilcox" Director

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
(Expressed in Canadian dollars)

	For the Year ended December 31,
	2020	2019	2018
Revenue
Survey revenue (Note 21)	$136,566	11,976,149	$-
Expenses
Survey costs, (Note 22)	1,091,587	2,611,086	1,103,946
General and administrative expenses (Note 17, 23 & 24)	3,341,010	3,541,594	4,385,243
Amortization	1,780,806	1,781,181	1,790,267
	6,213,403	7,933,861	7,279,456
Other expenses (income)
Interest (income) expense, net	(11,535)	(20,684)	(62,004)
Foreign exchange loss (gain)	(76,029)	233,231	(19,852)
Intellectual property and other (Note 9)	10,402	56,833	(43,428)
Gain on extinguishment of liability (Note 25)	-	-	(185,661)
	(77,162)	269,380	(310,945)

Income (loss) before income taxes	(5,999,675)	3,772,908	(6,968,511)

Income tax expense (Note 18)	-	-	-

Net income (loss) and comprehensive income (loss)	(5,999,675)	3,772,908	(6,968,511)
Net income (loss) per share (Note 16)
Basic	$(0.09)	$0.06	$(0.11)
Diluted	$(0.09)	$0.06	$(0.11)

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

	For the Year ended December 31,
	2020	2019	2018
Cash provided by (used in):
Operating activities
Net income (loss)	$(5,999,675)	$3,772,908	$(6,968,511)
Items not affecting cash:
Stock based compensation expense (Note 17)	168,416	43,809	386,154
Amortization	1,780,806	1,781,181	1,790,267
Non-cash changes to asset retirement obligation	2,069	2,068	(29,925)
Non-cash lease and interest (Note 25)	(171,300)	(171,056)	(155,301)
Unrealized foreign exchange (gain) loss	141,799	95,557	(44,765)
Deferred rent	-	-	(2,919)
Gain on extinguishment of liabilities (Note 25)	-	-	(185,661)
Change in non-cash working capital balances (Note 20)	625,769	(1,464,695)	(858,170)
ARO liabilities settled (Note 12)	(809)	(7,366)	-
	2,546,750	279,498	899,680
Net cash (used in) operating activities	(3,452,925)	4,052,406	(6,068,831)

Financing activities
Proceeds from the Employee Share Purchase Plan	7,592	-	-
Net funds used in targeted issuer bid (Note 15)	-	(1,343,184)	-
Proceeds from exercise of stock options	-	-	5,067
Net proceeds from Private Placement	-	-	9,211,351
Repayment of lease obligation	(42,515)	(42,603)	(39,579)
Net cash from (used in) financing activities	(34,923)	(1,385,787)	9,176,839

Investing activities
Purchase of property and equipment, net	-	(216,691)	(10,006)
Decrease (increase) in short-term investments	3,436,691	42,764	(2,950,000)
Net cash from (used in) investing activities	3,436,691	(173,927)	(2,960,006)

Effect of foreign exchange rate changes on cash and cash equivalents	(116,942)	26,021	24,912

Net increase (decrease) in cash and cash equivalents	(168,099)	2,518,713	172,914
Cash and cash equivalents, beginning of the year	2,858,245	339,532	166,618
Cash and cash equivalents, end of the year	$2,690,146	$2,858,245	$339,532

Supplemental information
Cash interest (received)	(21,422)	(16,724)	(58,889)
Cash taxes paid	-	-	-

The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.
Consolidated Statements of Shareholders' Equity
(Expressed in Canadian dollars)

	For the Year ending December 31,
	2020	2019	2018
Common Shares (Note 15)
Balance at beginning of the year	$95,313,064	$96,656,248	$88,121,286
Shares purchased and retired during the year	-	(1,343,184)	-
Issuance of common stock Employee Share Purchase Plan	14,059	-	-
Issuance of common stock on Private Placement	-	-	8,387,451
Finder’s Fee	-	-	136,003
Issued upon exercise of stock options	-	-	5,067
Transfer from contributed capital upon exercise of stock options	-	-	6,441
Balance at end of the year	95,327,123	95,313,064	96,656,248
Contributed Capital
Balance at beginning of the year	9,306,493	9,262,684	8,195,075
Issuance of warrants on Private Placement (Note 15)	-	-	687,896
Recognition of stock based compensation expense (Note 17)	49,223	43,809	386,154
Contributed capital transferred to common shares upon exercise of stock options	-	-	(6,441)
Balance at end of the year	9,355,716	9,306,493	9,262,684
Deficit
Balance at beginning of the year	(77,934,555)	(81,707,463)	(74,738,952)
Net (loss) income	(5,999,675)	3,772,908	(6,968,511)

Balance at end of the year	(83,934,230)	(77,934,555)	(81,707,463)

Total Shareholders' Equity at end of the year	20,748,609	26,685,002	24,211,469

  The accompanying notes are an integral part of these consolidated financial statements.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

1. The Company and Going Concern

NXT Energy Solutions Inc. (the "Company" or "NXT") is a publicly traded company based in Calgary, Alberta Canada.

NXT's proprietary Stress Field Detection ("SFD®") technology is an airborne survey system that is used in the oil and natural gas exploration industry to identify subsurface trapped fluid accumulations.

These consolidated financial statements of NXT have been prepared by management in accordance with U.S. GAAP.

These consolidated financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These consolidated financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these financial statements have been issued.

The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these financial statements have been issued.

The Company is taking further steps to reduce operating costs including payroll and other general and administrative costs, and is evaluating alternatives to reduce other costs. If required, further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® survey contracts and obtaining financing on terms that are acceptable to both the Company and the financier.

NXT continues to develop its pipeline of opportunities to secure new revenue contracts. However, the Company’s longer-term success remains dependent upon its ability convert these opportunities into successful contracts, to continue to attract new client projects, ultimately to expand the revenue base to a level sufficient to exceed fixed operating costs and generate positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used. These adjustments could be material.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Covid-19 (2019-nCoV/COVID-19) Pandemic

As of the date of these consolidated financial statements the Covid-19 pandemic continues to be a risk to the operations of the Company. The Company has made provisions so employees can work safely in the office or if necessary from home, suspended all travel, followed all Alberta Services and Health Canada recommendations, and implemented hygiene and physical distancing policies. NXT continues to communicate with employees and customers via available communication methods such as tele-conferences and on-line video conferencing. Demand for our services and prospective revenues may become adversely impacted the longer the Covid-19 pandemic continues. The impact of the continuation of the Covid-19 pandemic may hamper our ability to deliver SFD® surveys contracts in the following ways. If restrictions on international travel continue, our aircraft and personal will not be able to perform surveys. An outbreak of the virus among our staff or our customers’ personnel could delay any survey in progress. Business development may be delayed when in-person meetings and technical presentations may be a superior delivery method to tele-conferences or on-line video conferencing.

The situation is dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect to the Company is not known at this time. Estimates and judgments made by management in the preparation of these consolidated financial statements are subject to a higher degree of measurement uncertainty during this volatile period.

2. Significant Accounting Policies and Changes

Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America ("US GAAP”).

Consolidation

These consolidated financial statements reflect the accounts of the Company and its wholly owned subsidiaries (all of which are inactive). All significant inter-company balances and transactions among NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements.

Estimates and Judgements

Estimates made relate primarily to the use of the going concern assumption, estimated useful lives and the valuation of intellectual property and property and equipment, the measurement of stock-based compensation expense, valuation of deferred income tax assets, and estimates for asset retirement obligations. The estimates and assumptions used are based upon management's best estimate as at the date of the consolidated financial statements. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and short term Guaranteed Investment Certificates (“GIC’s”) with an original maturity less than 90 days from the date of acquisition.

Short Term Investments

Short term investments consist of short term GICs, with original maturity dates greater than 90 days and up to one year.

Derivative Instruments

Derivative instruments are recognized on the balance sheet at fair value with any changes in fair value between periods recognized in the determination of net income (loss) for the period. NXT does not apply hedge accounting to any of its derivatives. As at December 31, 2020 and 2019, NXT had no outstanding derivative instruments.

Fair Value Measures

For any balance sheet items recorded at fair value on a recurring basis or non-recurring basis, the Company is required to classify the fair value measure into one of three categories based on the fair value hierarchy noted below.

In Level I, the fair value of assets and liabilities is determined by reference to quoted prices in active markets for identical assets and liabilities that the Company has the ability to assess at the measurement date.

At December 31, 2020, the fair value of the RSU liability was determined using Level 1 inputs.

In Level II, determination of the fair value of assets and liabilities is based on the extrapolation of inputs, other than quoted prices included within Level I, for which all significant inputs are observable directly or indirectly. Such inputs include published exchange rates, interest rates, yield curves and stock quotes from external data service providers. Transfers between Level I and Level II would occur when there is a change in market circumstances.

In Level III, the fair value of assets and liabilities measured on a recurring basis is determined using a market approach based on inputs that are unobservable and significant to the overall fair value measurement. Assets and liabilities measured at fair value can fluctuate between Level II and Level III depending on the proportion of the value of the contract that extends beyond the time frame for which inputs are considered to be observable. As contracts near maturity and observable market data becomes available, the contracts are transferred out of Level III and into Level II.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Measurement of credit losses on financial instruments
In June 2016, the FASB issued new guidance that changes how entities measure credit losses for most financial assets and certain other financial instruments that are not measured at fair value through net income. The new guidance amends the impairment model of financial instruments, basing it on expected losses rather than incurred losses. These expected credit losses are recognized as an allowance rather than as a direct write-down of the amortized cost basis. The new guidance was effective January 1, 2020 and was applied using a modified retrospective approach. The adoption of this new guidance did not have a material impact on the Company's consolidated financial statements.

Deposits

Deposits consist of security payments made to lessors for the Company’s office and aircraft lease. They are classified as long term if the lease end date is greater than one year.

Property and Equipment

Property and equipment is recorded at cost, less accumulated amortization, which is recorded over the estimated service lives of the assets using the following annual rates and methods:

Computer hardware (including survey equipment)	30% declining balance
Aircraft	10% declining balance
Furniture and other equipment	20% declining balance
Leasehold improvements	10% declining balance

Intellectual Property

Intellectual property acquired is recorded at cost, less accumulated amortization, which is recorded over the estimated minimum useful life of the assets. The Company incurs periodic expenses to file patents and to maintain them.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, which includes property, equipment and intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. The Company considers both internal and external factors when assessing for potential indicators of impairment, and with respect to intellectual property, the Company’s assessment includes consideration of historical and forecasted project survey revenues, market capitalization, market capitalization control premiums, and the project survey revenue multiples compared to industry peers.

When indictors of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset. If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the asset.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Research and Development Expenditure

Research and development ("R&D") expenditures incurred to develop, improve and test the SFD® survey system and related components are expensed as incurred. Any intellectual property that is acquired for the purpose of enhancing research and development projects, if there is no alternative use for the intellectual property, is expensed in the period acquired. No significant external R&D was incurred in the years ended 2020, 2019 and 2018.

Foreign Currency Translation

The Company's functional currency is the Canadian dollar. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average exchange rate for the applicable period. Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the applicable period. Non-monetary assets and liabilities are recorded at the relevant exchange rates for the period in which the balances arose. Any related foreign exchange gains and losses resulting from these translations are included in the determination of net income (loss) for the period.

During 2020 the Company determined that the full amount previously presented in accumulated other comprehensive income of $710,934 related to cumulative translation adjustment associated with foreign subsidiaries that were substantially liquidated prior to fiscal year 2018. Thus the Company has recorded an immaterial correction to reflect the release of the cumulative translation adjustment to earnings prior to the opening balance sheet by eliminating the accumulated other comprehensive income balance of $710,934 and decreasing the deficit by the same amount.

Income Taxes

NXT follows the asset and liability method of accounting for income taxes. This method recognizes deferred income tax assets and liabilities based on temporary differences in reported amounts for financial statement and income tax purposes, at the income tax rates expected to apply in the future periods when the temporary differences are expected to be reversed or realized. The effect of a change in income tax rates on deferred income tax assets and deferred income tax liabilities is recognized in income in the period when the tax rate change is enacted. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock Based Compensation

NXT follows the fair value method of accounting for stock options, restricted stock units, deferred stock units, and the employee share purchase plan (the “Share Compensation Plans”) that are granted to acquire common shares under NXT's Share Compensation Plans. For equity-settled stock-based compensation awards, fair values are determined at the grant date and the expense, net of estimated forfeitures, is recognized over the requisite service period with a corresponding increase recorded in contributed capital. An adjustment is made to compensation expense for any difference between the estimated forfeitures and the actual forfeitures. For cash-settled stock-based compensation awards, fair values, based on observable prices, are determined at each reporting date and periodic changes are recognized as compensation costs, with a corresponding change to liabilities.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Upon exercise or realization of the Share Compensation Plans, the consideration received by NXT, and the related amount which was previously recorded in contributed capital, is recognized as an increase in the recorded value of the common shares of the Company.

Income (Loss) Per Share

Basic income (loss) per share amounts are calculated by dividing net income (loss) by the weighted average number of common shares that are outstanding for the fiscal period. Shares issued during the period are weighted for the portion of the period that the shares were outstanding. Diluted income per share, in periods when NXT has net income, is computed using the treasury stock method, whereby the weighted average number of shares outstanding is increased to include any additional shares that would be issued from the assumed exercise of stock options and common share purchase warrants. The incremental number of shares added under the treasury stock method assumes that outstanding stock options and warrants that are exercisable at exercise prices below the Company's average market price (i.e. they were “in-the-money”) for the applicable fiscal period are exercised and then that number of incremental shares is reduced by the number of shares that could have been repurchased by the Company from the issuance proceeds, using the average market price of the Company’s shares for the applicable fiscal period.

No addition to the basic number of shares is made when calculating the diluted number of shares if the diluted per share amounts become anti-dilutive (such as occurs in the case where there is a net loss for the period).

Revenue

The performance obligation for NXT is the acquisition, processing, interpretation and integration of Stress Field Detection (SFD®) data. Revenue from the sale of SFD® survey contracts (excluding of any related foreign value added taxes) is recognized over time by measuring the progress toward satisfaction of its performance obligation to the customer. All funds received or invoiced in advance of recognition of revenue are reflected as contract obligations and classified as a current liability on our balance sheet.

The Company uses direct survey costs as the input measure to recognize revenue in any fiscal period. The percentage of direct survey costs incurred to date over the total expected survey costs to be incurred, provides an appropriate measure of the stage of the performance obligation being satisfied over time.

Leases

On January 1, 2019, NXT adopted ASC Topic 842, Leases (“Topic 842”) and related amendments, using the modified retrospective approach recognizing a cumulative effect adjustment at the beginning of the reporting period in which Topic 842 was applied. Results for reporting periods beginning after January 1, 2019, are presented in accordance with Topic 842, while prior periods have not been restated and are reported in accordance with ASC Topic 840, Leases (“Topic 840”). On transition, NXT elected certain practical expedients permitted under Topic 842 which include:

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

a)
No reassessment of the classification of leases previously assessed under Topic 840.
b)
The use of hindsight in determining the lease term where the contract contains terms to extend or terminate the lease.

The adoption of Topic 842 resulted in the initial recognition of right-of-use assets of approximately $3.5 million, current lease liabilities of approximately $0.7 million, and non-current lease liabilities of approximately $3.4 million as at January 1, 2019.

The policy and disclosures required under Topic 842 are included in Note 13, Leases.

Government grants

Government grants are recognized when there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as an expense reduction in the period in which the costs are incurred. Where the grant relates to an asset, it is recognized as a reduction to the net book value of the related asset and then subsequently in net loss over the expected useful life of the related asset through lower charges to depreciation and impairment. During the year ended December 31, 2020, the Company received government grants through the Canada Emergency Wage Subsidy (“CEWS”) for $292,161 and Canada Emergency Rent Subsidy (“CERS”) for $58,526.

3. Short-term investments

Short-term investments consist of GIC’s with originally maturity dates of 90 days to one year from the date of purchase. As at December 31, 2020 and 2019 all GIC’s had less than one year left before maturity. For December 31, 2020, interest rates ranged from 0.50% to 1.75%. For December 31, 2019, interest rates ranged from 1.70% to 2.15%.

	December 31,	December 31,
Days to maturity	2020	2019
Less than 90 days	$191,261	$1,754,302
91 to 183 days	-	1,218,724
184 days to one year	150,000	808,486
	341,261	3,781,512

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

4. Accounts Receivable

Accounts receivable are all current as at December 31, 2020.

	December 31,	December 31,
	2020	2019
Trade receivables	$804,059	$1,297,792
Other receivables	161,489	86,523
	965,548	1,384,315
Allowance for doubtful accounts	-	-
Net accounts receivable	965,548	1,384,315

The entire trade receivable is with one client.

5. Note Receivable

On September 6, 2019, NXT and Alberta Green Ventures Limited Partnership (“AGV”) entered into a loan arrangement whereby NXT loaned to AGV US$250,000 for the purpose of providing AGV with additional funds necessary to continue advancing the common objectives of the parties under the Co-operation Agreement and the Sales Representative Agreement. The note receivable was fully collected in the year.

6. Deposits

Security deposits have been made to the lessors of the office building and the aircraft. The aircraft deposit is held in United States dollars.

	December 31,	December 31,
	2020	2019
Building	$43,309	$43,309
Aircraft	483,252	492,245
	526,561	535,554

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

7. Property and equipment

	December 31, 2020
	Cost	Accumulated	Net book
	Base	amortization	value
Survey equipment	$892,637	$676,442	$216,195
Computers and software	1,265,045	1,232,844	32,200
Furniture and other equipment	528,419	513,001	15,419
Leasehold improvements	1,084,573	641,061	443,512
	3,770,674	3,063,348	707,326

	December 31, 2019
	Cost	Accumulated	Net book
	Base	amortization	value
Survey equipment	$892,637	$646,953	$245,684
Computers and software	1,265,045	1,219,045	46,000
Furniture and other equipment	528,419	509,146	19,273
Leasehold improvements	965,108	598,418	366,690
	3,651,209	2,973,562	677,647

8. Right of use assets

	December 31, 2020
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,578,774	$556,891	$1,021,883
Office Building	1,799,626	415,559	1,384,067
Printer	17,794	8,314	9,480
Office equipment	-	-	-
	3,396,194	980,764	2,415,430

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

	December 31, 2019
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,578,774	$256,778	$1,321,996
Office Building	1,799,626	197,426	1, 602,200
Printer	17,794	3,973	13,821
Office equipment	139,725	13,973	125,752
	3,535,919	472,150	3,063,769

9. Intellectual property

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons from Mr. George Liszicasz, the Chief Executive Officer of the Company and Director, and recorded the acquisition as an intellectual property asset on the balance sheet. The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The asset is being amortized on a straight line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized in each of the next five years is approximately $1.7 million per year for a 5 year aggregate total of $8.5 million.

	December 31,	December 31,
	2020	2019
Intellectual property acquired	$25,271,000	$25,271,000
Accumulated amortization	(8,985,667)	(7,300,933)
	16,285,333	17,970,067

10. Accounts payable and accrued liabilities
	December 31,	December 31,
	2020	2019
Accrued liabilities related to:
Consultants and professional fees	$183,920	$311,635
Payroll	120,318	-
Vacation Accrued	71,699	106,529
	375,937	418,164
Trade payables and other	64,601	30,764
	440,538	448,928

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

11. Contract Obligations

In December, 2020 the Company received a deposit of US$100,000 to sell pre-existing SFD® data. The SFD® data is expected to be delivered to the customer in the second quarter of 2021.

In 2019, the Company received a non-refundable deposit of $100,000USD from AGV to be applied to an SFD® survey which was to be completed by June 30, 2020. The deposit was forfeited by AGV on June 30, 2020 as AGV did not complete a SFD® survey prior to this date. The amount was recognized as other revenue within the year (Note 21).

	December 31,	December 31,
	2020	2019
Contract obligations	$127,507	$131,386

12. Asset Retirement Obligation

Asset retirement obligations ("ARO") relate to minor non-operated interests in oil and natural gas wells in which NXT has outstanding abandonment and reclamation obligations in accordance with government regulations. The estimated future abandonment liability is based on estimates of the future timing and costs to abandon, remediate and reclaim the well sites within the next five years. The net present value of the ARO is as noted below, and has been calculated using an inflation rate of 2.0% and discounted using a credit-adjusted risk-free interest rate of 2.5%.

	2020	2019	2018
ARO balance, beginning of the year	$21,481	$26,778	$56,702
Accretion expense	2,069	2,069	2,069
Costs incurred	(809)	(7,366)	-
Change in ARO estimates	-	-	(31,993)
ARO balance, end of the year	22,741	21,481	26,778

13. Lease obligation

	December 31,	December 31,
	2020	2019
Aircraft	$1,220,425	$1,680,103
Office Building	1,440,085	1,669,953
Printer	9,232	13,573
Office equipment	-	42,515
	2,669,742	3,406,144
Current Portion of lease obligations	(773,465)	(736,408)
Long-term lease obligations	1,896,277	2,669,736

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Maturity of lease liabilities:
2021	$1,018,789
2022	1,135,510
2023	367,185
2024	367,185
2025	275,389
Total lease payments	3,164,058
Less imputed interest	(494,316)
Total discounted lease payments	2,669,742
Current portion of lease obligations	(773,465)
Non-current portion of lease obligations	1,896,277

In June 2020, the Company exercised an option for an early buy-out option on its office equipment lease for $20,000.

14. Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease.

For the fiscal year ending December 31,	Office Premises
2021	$228,091
2022	228,091
2023	228,091
2024	228,091
2025	171,069
1,083,433

In April 2017, NXT completed a sale and leaseback agreement of its aircraft with a Calgary based international aircraft services organization. The terms of the agreement resulted in NXT selling its Cessna Citation aircraft that was purchased in 2015 for US$2,000,000 for the sum of US$2,300,000. NXT has leased the aircraft over an initial term of 60 months and retains all existing operating rights and obligations. Net proceeds to NXT from the sale were approximately $2.7 million, after payment of all commissions and fees. The net book value of the asset of $2.4 million was derecognized and the resulting gain on disposition of $776,504 was deferred. In 2017 and 2018 the amortized gain of $155,301 was recognized as a reduction to the Company’s lease expense in the Consolidated Statement of Income and Comprehensive Income (Loss).

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

15. Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the years ended
	December 31, 2020		December 31, 2019
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the year	64,406,891	$96,313,064	68,573,558	$96,656,248
Issuance for Employee Stock Purchase Plan	30,899	14,059	-	-
Shares retired during the year	-	-	(4,166,667)	(1,343,184)
As at the end of the year	64,437,790	95,327,123	64,406,891	95,313,064

	For the Year Ended
	December 31, 2018
	# of shares	$ amount
As at the beginning of the year	58,161,133	$88,121,286
Shares issued during the year:
Issuance of Common Stock
from the Private Placement	10,264,946	8,387,451
Finder’s fee	140,812	136,003
Exercise of stock options	6,667	5,067
Transfer from contributed capital
on the exercise of stock options	-	6,441
As at the end of the year	68,573,558	96,656,248

In 2019 the Company purchased 4,166,667 common shares in the capital of the Company at a price of $0.30 per common share for total gross costs of $1.25 million plus related costs of $93,184 through a targeted issuer bid. The 4,166,667 shares were cancelled immediately after they were purchased.

In July 2018, the company completed a private placement. In total, AGV purchased 10,264,946 Units at a price of $0.924 per Unit for total gross proceeds of approximately $9,484,810 comprising one share and a third of a warrant. All of AGV’s 3,421,648 warrants expired as of October 31, 2019. A finder’s fee of 3% of the total amount of the Private Placement, which was paid one half in shares and one half in cash in 2018.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

16. Earnings (Loss) per share

	For the years ended December 31,
	2020	2019	2018
Net income (loss) for the year	$(5,999,675)	$3,772,908	$(6,968,511)
Weighted average number of shares outstanding for the year:
Basic	64,409,170	68,156,059	65,455,325
Diluted	64,409,170	68,156,059	65,455,325
Net Income (loss) per share – Basic	$(0.09)	$0.06	$(0.11)
Net Income (loss) per share – Diluted	$(0.09)	$0.06	$(0.11)

In years in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

17. Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors. Executives and employees are given equity compensation grants that vest based on a recipient's continued employment. The Company’s stock-based compensation awards outstanding as at December 31, 2020, include stock-options, restricted stock units (“RSUs”) and deferred share units (“DSUs”). The following tables provide information about stock option, RSU and DSU activity.

	For the years ended December 31,
	2020	2019	2018
Stock Option Expense	$34,223	$43,809	$386,154
Deferred Share Units	15,000	-	-
Restricted Stock Units	111,060	-	-
Employee Share Purchase Plan	8,133	-	-
Total Stock Based Compensation Expense	168,416	43,809	386,154

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Stock Options:

The following is a summary of stock options which are outstanding as at December 31, 2020.

			Average remaining
Exercise price	# of options	#of options	contractual
per share	outstanding	exercisable	life (in years)
$0.51	16,000	16,000	4.7
$0.52	100,000	100,000	3.5
$0.55	30,000	30,000	4.1
$0.59	150,000	150,000	2.8
$1.45	37,500	37,500	1.0
$1.48	37,500	37,500	0.5
$1.50	50,000	50,000	0.6
	421,000	421,000	2.5

A continuity of the number of stock options which are outstanding at the end of the current year and as at the prior fiscal years ended December 31, 2019 and 2018 is as follows:

	For the year ended		For the year ended
	December 31, 2020		December 31, 2019
		weighted		weighted
	# of stock	average	# of stock	average
	options	exercise price	options	exercise price
Options outstanding, start of the year	1,169,500	$1.48	1,297,000	$1.58
Granted	46,000	$0.54	100,000	$0.52
Expired	(794,500)	$(1.77)	(47,500)	$(1.51)
Forfeited	-	-	(180,000)	$(1.70)
Options outstanding, end of the year	421,000	$0.83	1,169,500	$1.48
Options exercisable, end of the year	421,000	$0.83	1,119,500	$1.52

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

	For the year ended,
	December 31, 2018
		weighted
	# of stock	average
	options	exercise price
Options outstanding, start of the year	1,648,667	$1.60
Granted	1,150,000	$1.06
Exercised	(6,667)	$0.76
Expired	(65,000)	$(1.17)
Forfeited	(1,430,000)	$(1.21)
Options outstanding, end of the year	1,297,000	$1.58
Options exercisable, end of the year	1,197,000	$1.67

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate of one-third at the end of each of the first three years following the date of grant.

Stock based compensation expense (“SBCE”) is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

For the year ended	2020	2019	2018
Expected dividends paid per common share	Nil	Nil	Nil
Expected life in years	5.0	5.0	5.0
Weighted average expected volatility in the price of common shares	138%	65%	65%
Weighted average risk free interest rate	1.12%	1.68%	1.75%
Weighted average fair market value per share at grant date	$0.54	$0.52	$1.06
Intrinsic (or “in-the-money”) value per share of options exercised	$-	$-	$0.59

Deferred Stock Units (“DSUs”):

The Company’s first grant of DSU’s began in 2020. A continuity of the number of DSUs which are outstanding at the end of the current year is as follows:

2020
DSUs outstanding, start of the year	-
Granted	37,354
Closing balance	37,354

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors. DSUs entitle the holder to receive the underlying number of shares of the Company's Common Stock upon vesting of such units. DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units (“RSUs”):

The Company’s first grant of RSU’s began in 2020. RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company's Common Stock upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant. The Company intends to settle the RSUs in cash. In the year ended December 31, 2020, the Company granted 1,200,000 RSU’s to employees and officers.

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current year is as follows:

	2020
	# of RSUs	FV/Unit
RSUs outstanding, start of the year	-	$-
Granted	1,200,000	$0.45
Converted	-	$-
Forfeited	-	$-
RSUs outstanding, end of the year	1,200,000	$0.79

Employee Share Purchase Plan (“ESP Plan”):

On August 25, 2020, shareholders of the Company and subsequently the Toronto Stock Exchange (the "TSX") approved, the ESP Plan. The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX. During 2020 the Company elected to issue common shares from treasury.

	2020
	# of shares	$ amount
Purchased by employees	16,686	$7,592
Matched by the Company	14,213	6,467
Total Common Shares issued	30,899	14,059

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

The Company will also match 100% of the employee contributions of up to 10% of their earnings in the first year of the plan if the employee does not withdrawal common shares from the ESP Plan in the first year of their participation, up to $15,000 per employee (the “Bonus Match”). As at December 31, 2020 the Company has accrued $1,666 for the Bonus Match.

Effective for the year ended December 31, 2020, the Company has presented stock based compensation expense of $168,416 within general and administrative expenses and has recorded an immaterial correction to classify the stock based compensation expense for the 2019 and 2018 comparative years of $43,809 and $386,154, respectively, to be presented within general and administrative expenses. While ASC 718 does not identify a specific line item in the income statement for presentation of the expense related to share based compensation arrangements, the SEC has released guidance under SAB Topic 14.F that the expense related to share-based payment arrangements should be presented in the same line or lines as cash compensation paid to the same employees.  The Company’s presentation conforms to this guidance.

18. Income Tax Expense

NXT periodically earns revenues while operating outside of Canada in foreign jurisdictions. Payments made to NXT for services rendered to clients and branch offices in certain countries may be subject to foreign income and withholding taxes. Such taxes incurred are only recoverable in certain limited circumstances, including potential utilization in Canada as a foreign tax credit, or against future taxable earnings from the foreign jurisdictions.

Income tax expense is different from the expected amount that would be computed by applying the statutory Canadian federal and provincial income tax rates to NXT's income (loss) before income taxes as follows:

	For the years ended December 31,
	2020	2019	2018
Income (loss) before income taxes	$(5,999,675)	$3,772,908	$(6,968,551)
Canadian statutory income tax rate	24.0%	26.5%	27.0%
Income tax (recovery) at statutory income tax rate	$(1,439,922)	$999,821	$(1,881,509)
Effect of non- deductible expenses and other items:
Stock-based compensation and other expenses	$44,225	$11,609	$99,919
Change in statutory tax rates	$(131,242)	$918,821	-
Foreign exchange adjustments	$29,910	$82,433	$(131,555)
Other (expired losses)	$258,091	$43,592	$(221,978)
	$(1,238,938)	$2,056,276	$(2,135,123)
Change in valuation allowance	$1,238,938	$(2,056,276)	$2,135,123
Income tax expense (recovery)	-	-	-

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Effective July 1, 2020, the Province of Alberta decreased its corporate tax rate from 10% to 8%.

A valuation allowance has been provided for the Company’s deferred income tax assets due to uncertainty regarding the amount and timing of their potential future utilization, as follows:

	2020	2019	2018
Net operating losses carried forward:
Canada (expiration dates 2027 to 2040)	$7,809,363	$6,840,817	$9,563,701
USA (expiration dates 2021 to 2026)	1,223,212	1,494,711	1,569,976
Timing differences on property & equipment, Right of
Use of Assets, Lease obligations and financing costs	1,944,011	1,810,789	2,109,557
SRED Expenditures	369,522	348,341	396,020
Foreign Tax Credit	285,772	285,772	371,133
	11,631,880	10,780,430	14,010,387
Intellectual property	(3,745,627)	(4,133,115)	(5,306,796)
	7,886,253	6,647,315	8,703,591
Less valuation allowance	(7,886,253)	(6,647,315)	(8,703,591)
	-	-	-

19. Financial instruments

1) Non-derivative financial instruments:

The Company's non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, note receivable, deposits, accounts payables and accrued liabilities and lease obligations. The carrying value of these financial instruments, excluding leases, approximates their fair values due to their short terms to maturity.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. The carrying value of cash and cash equivalents, short-term investments, and accounts receivable reflects management’s assessment of credit risk. At December 31, 2020, cash and cash equivalents and short-term investments included balances in bank accounts, term deposits and guaranteed investment certificates, placed with financial institutions with investment grade credit ratings. The majority of the Company’s accounts receivable relate to sales to one customer in Nigeria and is exposed to foreign country credit risks. The Company manages this credit risk by requiring advance payments before entering into certain contract milestones and when possible accounts receivable insurance.

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, short-term investments, accounts receivable, note receivable, deposits, accounts payables and accrued liabilities and entering into United States dollar revenue contracts. To mitigate exposure to fluctuations in foreign exchange, the Company does not currently enter into hedging contracts, but uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars. As at December 31, 2020, the Company held net U.S dollar assets totaling US$2,164,285. Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at December 31, 2020 would have had an approximately $276,000 effect on the unrealized foreign exchange gain or loss for the year.

2) Derivative financial instruments

As at December 31, 2020 and December 31, 2019, the Company held no derivative financial instruments.

20. Change in non-cash working capital

The changes in non-cash working capital balances are comprised of:

	For the years ended December 31,
	2020	2019	2018
Accounts receivable	$406,114	$(1,339,408)	$(1,252)
Note receivable	324,700	(332,175)	-
Prepaid expenses and deposits	19,600	(31,973)	42,204
Accounts payable and accrued liabilities	(120,767)	104,745	(899,122)
Contractual obligations	(3,878)	134,116	-
	625,769	(1,464,695)	(858,170)

Portion attributable to:
Operating activities	625,769	(1,464,695)	(858,170)
Financing activities	-	-	-
Investing activities	-	-	-
	625,769	(1,464,695)	(858,170)

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

21. Geographic information

The Company generates revenue from its SFD® survey projects that assists the Company’s clients in the determination of where to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if and when needed. Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues for the year ended December 31, 2020 were the result of the forfeiture of the non-refundable deposit from AGV. See Note 11.

Revenues by geographic area were generated solely in Nigeria during 2019, entirely from a single client.

	For the years ended December 31,
	2020	2019	2018
Nigeria	$-	$11,976,149	$-
Other	136,566	-	-
	136,566	11,976,149	-

22. Survey Expenses

Survey Expenses include the following:

	2020	2019	2018
Aircraft Operations
Charter hire reimbursements	$(662,383)	$(613,038)	$(698,211)
Lease payments	433,618	400,847	454,729
Operating expenses	1,320,352	1,459,536	1,347,428
	1,091,587	1,247,345	1,103,946
Survey Projects	-	1,363,741	-
	1,091,587	2,611,086	1,103,946

NXT ENERGY SOLUTIONS INC.

Notes to the Consolidated Financial Statements
As at and for the years ended December 31, 2020, 2019 and 2018
(Expressed in Canadian dollars unless otherwise stated)

23. Government Grants

During the year ended December 31, 2020, the Company received government grants through CEWS and the CERS. The CEWS and CERS were recognized as a reduction to general and administrative expenses.

	For the years ended
	December 31,	December 31,
	2020	2019
CEWS	$292,161	$-
CERS	58,526	-
Government grants recognized	$350,687	-

24. Other related party transactions

One of the members of NXT’s Board of Directors is a partner in a law firm which provides legal advice to NXT. Legal fees (including costs related to share issuances) incurred with this firm were as follows:

	2020	2019	2018
Legal Fees	$224,479	$276,261	$249,218

Accounts payable and accrued liabilities includes a total of $1,570 ($146,197 as at December 31, 2019) payable to this law firm. A company owned by a family member of an executive officer was contracted to provide design services to the Company for a total cost of US$3,000.

25. Gain on extinguishment of liability

In 2018 NXT determined that liabilities it had recorded before 2005 were no longer payable. As a result a gain of $185,661 has been recognized on the extinguishment of the liability. No cash was paid.